SEC Form 5J.N.Hanna Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hanna, John N. (Last) (First) (Middle) 5858 NE 87th Avenue (Street) Portland, OR 97220-0000 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol YoCream International, Inc. YOCM 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) October 31, 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                             Other

Officer/Other
Description           Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				263,137.00	D
Common Stock				3,392.00	I	By 401(k)
Common Stock				2,000.00	I	By Limited Liability Company (1)
Common Stock				6,600.00	I	John Hanna Charitable Remainder Trust #1
Common Stock				6,600.00	I	John Hanna Charitable Remainder Trust #2

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Hanna, John N. - October 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (052802dc) (right to buy)	$5.26	05/28/2002	A	(A) 10,000.00	(2) | 05/31/2007	Common Stock - 10,000.00		10,000.00	D
Non-Qualified Stock Option (right to buy)	$4.00				05/15/2000 | 10/31/2004	Common Stock - 5,500.00		5,500.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/Cliff E. Spencer______________________ 12-13-2002 ** Signature of Reporting Person Date Cliff E. Spencer, Attorney-in-Fact for John N. Hanna Page 2 SEC 2270 (3-99)

Hanna, John N. - October 2002
Form 5 (continued)
FOOTNOTE Descriptions for YoCream International, Inc. YOCM

Form 5 - October 31, 2002

John N. Hanna
5858 NE 87th Avenue
Portland, OR 97220-0000
Explanation of responses:

 (1)   Reporting person is one of five members of a limited liability company that holds 2,000 shares of common stock of the issuer and he has elected to report this interest on an aggregate basis.
(2)   Beginning 11/1/02 and the following two years thereafter, these shares vest one-third each year.

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